Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 2-86602, 33-15775, 33-37567, 33-45482, 333-01465, 333-63442, 333-71384, 333-81063 and 333-111364 on Form S-8 of our report dated October 1, 2007 (which reports express an unqualified opinion and include explanatory paragraphs referring to the sale of the Company's wholly-owned subsidiary, Logan's Roadhouse, Inc., on December 6, 2006 and the Company's adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective July 30, 2005), relating to the consolidated financial statements of CBRL Group, Inc., and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of CBRL Group, Inc. for the year ended August 3, 2007.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
October 1, 2007